EXHIBIT 8.01

June 27, 2007

Board of Directors

Randolph Bank & Trust Company

175 North Fayetteville Street

Asheboro, North Carolina 27203

Board of Directors

Bank of the Carolinas Corporation

135 Boxwood Village Drive

Mocksville, North Carolina 27028

Gentlemen:

You have requested the opinion of Dixon Hughes PLLC regarding certain federal and North Carolina income tax consequences resulting from the proposed transaction outlined below (the “Transaction”). In the Transaction, Randolph Bank & Trust Company (“Randolph”) will merge with and into Bank of the Carolinas (“BOC”), a wholly-owned bank subsidiary of Bank of the Carolinas Corporation (“BOCC”) (the “Merger”) whereupon the separate existence of Randolph will cease. Each outstanding share of Randolph’s common stock (other than the 42,642 shares of Randolph common stock already owned by BOCC and shares of Randolph stock held by Randolph shareholders who will exercise dissenters’ rights) will be converted into the right to receive a number of shares of common stock of BOCC according to an exchange ratio specified in, and subject to adjustment as described in, the Agreement and Plan of Reorganization and Merger by and between Randolph Bank & Trust Company and Bank of the Carolinas and joined in by Bank of the Carolinas Corporation (the “Agreement”). Each outstanding share of Randolph’s Series A Preferred Stock will be converted into the right to receive a specified amount of cash as provided in the Agreement.

You have submitted for our consideration:

•	certain representations as to the proposed Transaction;

•	a copy of the Agreement, dated April 12, 2007; and,

•	a copy of the Form S-4 Registration Statement, filed with the Securities and Exchange Commission (“SEC”) on or about June 27, 2007 (the Agreement and the Form S-4 collectively being the “Documents”).

June 27 , 2007

We have not reviewed any other legal documents necessary to effectuate the steps to be undertaken and we assume that all steps will be effectuated under state and federal law and will be consistent with the legal documentation and with the description of the steps in the Agreement. Any changes to the Agreement may adversely affect the analysis provided herein. No ruling has been or will be sought from the Internal Revenue Service or the North Carolina Department of Revenue as to the federal and state income tax consequences of the Merger.

FACTS

BOCC is a registered bank holding company organized, validly existing, and in good standing under the laws of the State of North Carolina and has requisite corporate power and authority to carry on its business as now being conducted. BOCC is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of the operations of BOCC.

BOCC’s authorized capital stock consists of one class. It has authorized 15,000,000 shares of Common Stock, $5.00 par value, of which 3,839,192 shares were issued and outstanding at June 15, 2007 (the “BOCC Stock”). BOC, a North Carolina corporation, is a wholly-owned bank subsidiary of BOCC. Other than options to purchase shares of BOCC Stock pursuant to the Employee Stock Option Plan or the Director Stock Option Plan, BOCC has no other outstanding class of capital stock. Each outstanding share of BOCC Stock has been duly authorized and validly issued, is fully paid and nonassessable, has been issued in compliance with applicable federal and state securities laws and has not been issued in violation of the preemptive rights of any shareholder. Other than the Option Plans disclosed above, and BOCC’s 2007 Omnibus Equity Plan, BOCC does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of BOCC Stock or any other securities of BOCC, (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of BOCC Stock or any other securities of BOCC, or (iii) plan, agreement, or other arrangement pursuant to which shares of BOCC Stock or any other securities of BOCC, or options, warrants, rights, calls or other commitments of any nature pertaining thereto, have been or may be issued. The shares of BOCC Stock issued to Randolph’s shareholders pursuant to the Agreement, when issued as described herein, will be duly authorized, validly issued, fully paid and nonassessable, and will be issued in compliance with applicable federal and state securities laws.

Randolph is a bank organized, validly existing, and in good standing under the laws of the State of North Carolina and has requisite corporate power and authority to carry on its business as now being conducted. Randolph is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualifications or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of the operations of Randolph.

June 27 , 2007

Randolph’s authorized capital stock consists of two classes. It has authorized 2,500,000 shares of Common Stock, $5.00 par value per share, of which 988,025 shares were issued and outstanding at June 15, 2007 (the “Randolph Stock”). It also has authorized 1,000,000 shares of Series A Non-Cumulative Perpetual Preferred Stock, $5.00 par value per share, of which 2,300 shares were issued and outstanding at June 15, 2007 (the “Randolph Preferred Stock”). As of June 15, 2007, other than options to purchase shares of Randolph Stock pursuant to the 1988 Omnibus Stock Plan, Randolph has no other outstanding class of capital stock. Each outstanding share of Randolph Stock has been duly authorized and validly issued, is fully paid and nonassessable except to the extent set forth in N.C. Gen. Stat. 53-42, has been issued in compliance with applicable federal and state securities laws or an exemption therefrom, and has not been issued in violation of the preemptive rights of any shareholder. Other than the 1988 Omnibus Stock Plan, Randolph does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of Randolph Stock or any other securities of Randolph, (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire shares of Randolph Stock or any other securities of Randolph, or (iii) plan, agreement or other arrangement pursuant to which shares of Randolph Stock or any other securities of Randolph or options, warrants, rights, calls or other commitments of any nature pertaining thereto, have been or may be issued.

For valid corporate business purposes based upon representations of BOCC and Randolph management, pursuant to the Agreement and on the Effective Time (as that term is defined in the Agreement), Randolph will merge with and into BOC, with BOC as the surviving entity. In the Merger, the Agreement provides that each outstanding share of Randolph Stock shall cease to represent any interest (equity, shareholder or otherwise) in Randolph and shall automatically be converted exclusively into the right to receive 2.67 shares (the “Exchange Ratio”) of BOCC Stock, subject to any adjustments made based on changes greater than 20% in the closing price of BOCC Stock. The Agreement provides that if the “average closing price” (as defined below) of BOCC Stock is less than 80% of its “starting price” (as defined below), then Randolph’s Board of Directors may give BOC and BOCC notice that it intends to terminate the Agreement unless BOCC agrees to increase the exchange ratio to an amount determined by multiplying the current exchange ratio (2.67) by 80% of the starting price, and dividing the result by the average closing price. Conversely, if the average closing price of BOCC Stock is greater than 120% of the starting price, then BOCC’s Board of Directors may elect to decrease the exchange ratio to an amount determined by multiplying the current exchange ratio (2.67) by 120% of the starting price, and dividing the result by the average closing price.

The “starting price” which is $13.58, is the average of the daily last sales prices of BOCC Stock as reported on The Nasdaq Capital Market (“NASDAQ”) for the twenty consecutive full trading days on which shares are traded on NASDAQ as of April 12, 2007, the date of the Agreement. The “average closing price” of a share of BOCC Stock will be the average of the daily last sales prices of BOCC Stock as reported on NASDAQ for the twenty consecutive full trading days on which shares are traded on NASDAQ as of the date that both (1) all required regulatory approvals are received, and (2) the required shareholder approvals have been received.

June 27 , 2007

Each outstanding share of Randolph Preferred Stock, except for Randolph shareholders who dissent, shall automatically be converted exclusively into the right to receive $1,000 in cash plus any amount of unpaid quarterly dividends beginning January 1, 2007, prorated on a daily basis for partial quarters.

No fractional shares of BOCC Stock will be issued in connection with the Merger. Instead, each Randolph shareholder who would otherwise be entitled to receive a fraction of a share of BOCC Stock shall receive cash (without interest) for that fraction. The amount of cash for each fraction will be determined by multiplying the fraction by the closing price of BOCC Stock on the date the Merger becomes effective.

Under Article 13 of the North Carolina Business Corporation Act, Randolph shareholders will have dissenter’s rights in connection with the Merger. Shareholders who properly exercise their dissenter’s rights will be entitled to receive a cash payment for the appraised value of their shares from Randolph in accordance with Sections 55-13-01 et seq. of the North Carolina General Statutes. Dissenting shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under N.C. Gen. Stat. 55-13-01 et seq. shall thereupon be deemed to have converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the appropriate Merger Consideration upon surrender in the manner provided for in the exchange of shares in the Agreement.

The Merger has been approved by the Boards of Directors of Randolph and BOCC and is subject to the receipt of regulatory approval from appropriate parties, including the Board of Governors of the Federal Reserve System. Additionally, the Merger is also subject to the approval of the Federal Deposit Insurance Corporation, the North Carolina Commissioner of Banks and the North Carolina State Banking Commission.

REPRESENTATIONS WTH RESPECT TO THE MERGER

In addition to the foregoing statement of facts, the following representations have been made by BOCC, BOC and /or Randolph, as applicable, to Dixon Hughes PLLC (“Dixon Hughes”) in connection with the Merger. Dixon Hughes is relying on these representations in rendering the opinion contained herein.

a)	The facts relating to the Merger, pursuant to the Agreement, as described in the Agreement are accurate, true, correct and complete in all material respects. The copy of the Agreement provided to us is accurate. The Merger will be consummated in accordance with the Agreement.

b)	The laws of any state other than North Carolina are not applicable to the Merger.

June 27 , 2007

c)	BOCC, BOC and Randolph are each treated as a corporation under the laws of the State of North Carolina.

d)	The fair market value of the BOCC Stock and other consideration received by each Randolph shareholder will be approximately equal to the fair market value of the Randolph Stock and Randolph Preferred Stock surrendered in the Merger.

e)	Neither BOCC, Randolph, nor any subsidiary or related person has any plan or intention to reacquire any of the BOCC shares issued in the Merger or to acquire any shares of Randolph prior to the Merger (excluding BOCC’s earlier purchase of the 42,642 shares of Randolph common shares representing approximately 4.32% of the outstanding shares of Randolph).

For purposes of this representation, two persons are “related” if the persons are corporations and either immediately before or immediately after a transaction are members of the same “affiliated group.”

“Affiliated group” for these purposes generally means two or more corporations currently linked or which pursuant to a plan will be linked with a common parent company through ownership changes comprising at least 80 percent of the voting power of each corporation and 80 percent of the value of each corporation’s shares. In addition, “related person”

includes two or more corporations for whom a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation. This treatment as a distribution in redemption occurs (a) when a person holding any amount of shares in a parent corporation or, (b) when a person in control of each of two corporations sells shares of one controlled corporation to the other corporation. For these purposes, “control” means the ownership of shares possessing at least 50 percent of the value (or vote) of all classes of shares. Ownership of shares is determined with reference to constructive ownership provisions which attribute ownership between corporations and their five-percent or more shareholders, partnerships and their partner, and trusts and their beneficiaries, and between certain certain members of a family. In the case of an acquisition by a partnership.

each partner shall be treated as owning or acquiring any stock owned or or acquired, as the case may be, by the partnership in accordance with that partner’s interest in the partnership.

f)	BOC will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Randolph immediately prior to the Merger. For purposes of this representation, amounts paid by Randolph to dissenters, amounts paid by Randolph to Randolph shareholders who receive cash or other property, amounts used by Randolph to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Randolph immediately preceding the transfer, will be included as assets of Randolph held immediately prior to the Merger.

June 27 , 2007

g)	Prior to the Merger, BOCC will be in control of BOC within the meaning of Section 368(c) of the Internal Revenue Code. (Unless otherwise stated, all “Section” and “Treas. Reg.” references herein are to the Internal Revenue Code of 1986, as amended, and the regulations thereunder.)

h)	Following the Merger, BOC has no plan or intention to issue additional shares of its stock that would result in BOCC losing control of BOC within the meaning of Section 368(c) of the Internal Revenue Code.

i)	BOCC has no plan or intention to liquidate BOC; to merge BOC with and into another corporation; to sell or otherwise dispose of the BOC Stock except for transfers of stock to corporations controlled by BOCC; or to cause BOC to sell or otherwise dispose of any of its assets or any of the assets acquired from Randolph, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by BOC.

j)	The liabilities of Randolph assumed by BOC and the liabilities to which the transferred assets of Randolph are subject were incurred by Randolph in the ordinary course of its business.

k)	Following the Merger, BOC will continue the historic business of Randolph or use a significant portion of Randolph’s business assets in a business.

l)	BOCC, BOC, Randolph, and the shareholders of Randolph will pay their respective expenses, if any, incurred in connection with the Merger.

m)	There is no intercorporate indebtedness existing between BOCC and Randolph or between BOC and Randolph that was issued, acquired, or will be settled at a discount.

n)	No two parties to the Transaction are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code.

o)	On the date of the Merger, the fair market value of the assets of Randolph transferred to BOC will equal or exceed the sum of the liabilities assumed by BOC, plus the amount of liabilities, if any, to which the transferred assets are subject.

p)	Randolph is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code.

q)	No stock of BOC will be issued in the Merger.

r)	None of the compensation received by any shareholder-employees of Randolph will be separate consideration for, or allocable to, any of their shares of Randolph Stock; none of the shares of BOCC Stock received by any shareholder-employees of Randolph will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees of Randolph will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

June 27 , 2007

s)	The distribution of cash proceeds to Randolph shareholders in lieu of fractional shares of BOCC will be made solely for the purpose of avoiding the expense and inconvenience to BOCC of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to Randolph shareholders instead of issuing fractional shares of BOCC will not exceed one percent of the total consideration that will be issued in the Merger to Randolph shareholders in exchange for their shares of Randolph Stock. The fractional share interest of each Randolph shareholder will be aggregated, and no Randolph shareholder will receive cash in an amount equal to or greater than the value of one full share of BOCC Stock.

t)	The Merger will qualify as a statutory merger under North Carolina law.

OPINIONS

Based solely on the Documents, the above Facts, Representations with respect to the Merger, and subject to the limitations set forth under the heading below, Scope of the Opinions, it is the opinion of Dixon Hughes that :

Federal Income Tax Consequences:

1)	Provided that the merger of Randolph with and into BOC qualifies as a statutory merger under applicable law and after the Merger, BOC will hold substantially all of Randolph’s assets, subject to its liabilities, then the Merger should constitute a tax free reorganization within the meaning of Section 368(a). For purposes of this opinion, “substantially all” means at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets of Randolph held immediately prior to the Merger.

2)	Randolph, BOCC and BOC should each be parties to the reorganization within the meaning Section 368(b).

3)	No gain or loss should be recognized by Randolph upon the transfer of substantially all of its assets, subject to its liabilities, to BOC in the Merger. Sections 357(a) and 361(a).

4)	No gain or loss should be recognized by BOCC or BOC upon the acquisition by BOC of substantially all of the assets of Randolph in exchange for BOCC Stock and the assumption of Randolph’s liabilities. Section 1032(a); Treas. Reg. Section 1.1032-1.

5)	The basis of the assets of Randolph acquired by BOC should be the same in the hands of BOC as the basis of such assets in the hands of Randolph immediately prior to the Merger. Section 362(b).

June 27 , 2007

6)	The holding period of the assets of Randolph in the hands of BOC should, in each instance, include the period during which the assets were held by Randolph. Section 1223(2).

7)	No gain or loss should be recognized to the Randolph shareholders upon the exchange of Randolph Stock solely for BOCC Stock. Section 354(a)(1).

8)	Gain, if any, should be recognized by Randolph shareholders who receive cash in exchange for their Randolph Preferred Stock pursuant to the merger. Such gain should be limited to an amount not in excess of the amount of cash received. Section 356(a). If the exchange has the effect of the distribution of a dividend (determined with the application of Section 318(a)), then the amount of gain recognized that is not in excess of the shareholder’s ratable amount of undistributed earnings and profits should be treated as a dividend, but the excess, if any, should continue to be treated as gain from the exchange of property. Section 356(a)(2). The determination of whether the exchange has the effect of the distribution of a dividend should be made on a shareholder-by-shareholder basis in accordance with the principles set forth in Commissioner v. Clark, 489 U.S. 726 (1989). Rev. Rul. 93-61, 1993-2 C.B. 118. Loss, if any, should not be recognized by Randolph shareholders who receive BOCC Stock and cash in exchange for their Randolph Stock or Randolph Preferred Stock pursuant to the Merger. Section 356(c).

9)	The basis of the BOCC Stock received by the shareholders of Randolph should be the same as the basis of the Randolph Stock surrendered in the exchange therefor, decreased by the amount of money received and increased by the amount of any gain recognized. Section 358(a)(1).

10)	The holding period of a share of BOCC Stock received by a shareholder of Randolph should include the shareholder’s holding period of the Randolph Stock surrendered in exchange therefore, provided that the Randolph Stock was held as a capital asset in the hands of the shareholder of Randolph on the date of the Merger. Section 1223(1)

11)	Randolph shareholders who receive solely cash by exercising their dissenters’ rights should be treated as having received the cash as a distribution in redemption of their Randolph Stock and/or Randolph Preferred Stock. If, as a result of such distribution, the shareholder owns no beneficial interest in BOCC either directly or through the application of the constructive ownership rules of Section 318(a) of the Code, the redemption should be a complete termination of interest within the meaning of Section 302(b)(3) of the Code and such cash should be treated as a distribution in full payment for the shareholder’s Randolph Stock and/or Randolph Preferred Stock, as provided in Section 302(a) of the Code.

12)	The payment of cash in lieu of fractional share interests of BOCC Stock should be treated as if the fractional share interests of BOCC Stock were distributed as part of the Merger to the Randolph shareholder and then redeemed by BOCC. The cash payments should be treated as having been received as distributions in full payment for the fractional share interests redeemed as provided in Section 302(a). Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.

June 27 , 2007

North Carolina Income Tax Consequences:

It is our opinion that the State of North Carolina for income tax purposes should treat the Merger in the same manner as treated by the Internal Revenue Service for federal income tax purposes. N.C.Gen. Stat. §§.105-130.2, 105-130.3, 105-130.5, 105-134.1, 105-134.2, 105-134.5, 105-134.6, and 105-134.7.

N.C. Gen. Stat. 105-130.3 imposes an income tax on the “state net income” of every corporation doing business in the state. “State net income” is defined at N.C. Gen. Stat. 105-130.2(5c) as “federal taxable income as determined under the Code, adjusted as provided in N.C. Gen. Stat. 105-130.5, and in the case of a corporation that has income from business activity that is taxable both within and without this state, allocated and apportioned to this state as provided in N.C. Gen. Stat. 105-130.4”. There are no adjustments at N.C. Gen. Stat. 105-130.5 that alter the non-recognition provisions of the Internal Revenue Code. Accordingly, so long as no gain or loss is recognized upon the Merger for federal income tax purposes, no gain or loss should be recognized for North Carolina income tax purposes.

SCOPE OF THE OPINIONS

The opinions contained herein are based upon the facts and representations set forth in this letter, as well as the information contained in the Documents. You represented to us that you have provided us with all facts and circumstances that you know or have reason to know are pertinent to this opinion letter. If any of these facts, assumptions or representations is not entirely complete or accurate, it is imperative that we be informed in writing because the incompleteness or inaccuracy could cause us to change our opinions.

Our advice in this opinion letter is expressly limited to the conclusions specifically set forth herein under the heading OPINIONS. Dixon Hughes expresses no opinion with respect to any other federal, state, local, or foreign tax, or other taxes, including but not limited to sales and use taxes, federal excise taxes, payroll taxes, trust fund taxes, property taxes or premium taxes or legal aspect of the Transaction described herein. Our opinions are given solely for your benefit and reliance in connection with the Merger. No other person or entity shall be entitled to rely on our opinions, and you shall not be entitled to rely on our opinions for any other purpose. No inference should be drawn on any matter not specifically opined on above. This opinion was not intended or written by Dixon Hughes to be used, and cannot be used by a client, any other person, or any entity for the purpose of avoiding penalties under the Internal Revenue Code.

In rendering our opinions, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the North Carolina Code, the regulations thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such changes could affect the validity or correctness of our opinion. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and

June 27 , 2007

administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification. These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

Sincerely,

/s/ Dixon Hughes PLLC

DIXON HUGHES PLLC